March 8, 2013

To:

Geoffrey Kruczek

(202) 551-3641

Re:

Cold Cam Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 25, 2013

File No. 333-186197

 Dear Mr. Kluck:

Thank you for the comment letter dated March 7, 2013. Please find below our responses for your comments.

1.

We note your response to prior comment 1. Please revise your disclosure to discuss the extent to which any of the exemptions mentioned on pages 8 and 9 are available to you as a smaller reporting company, regardless of whether you also qualify as an “emerging growth company.”

Response:

We have added the following as the 4th full paragraph on page 10:

Cold Cam, Inc. is a smaller reporting company. Regardless of whether also qualified as an “emerging growth company” or not, “smaller reporting companies” are exempt from complying with various regulations that the SEC determines would be unduly burdensome or costly for these companies. These include, among others, the costly auditor attestation of internal controls under Sarbanes-Oxley Rule 404(b), the lengthy and often complex Compensation Discussion and Analysis (CD&A) disclosure for proxy statements, and the recent “say-on-pay/frequency” shareholder votes required by the Dodd-Frank legislation.

2.

Your revisions in response to prior comment 2 regarding “rounding up shares issued to the buyer” suggests that you revised to address a possible issuance of fractional shares. However, prior comment 2 asked how investors could pay for purchasing an odd number of shares given the per-share price. For example, if an investor bought three shares, how could he or she pay the seven and one-half cent aggregate purchase price? Please revise accordingly.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Response:

We have revised our disclosures at the end of the 2nd paragraph under the table on page 3; at the end of the first paragraph on page 11; on the second line of the table on page 11 and as the as the last paragraph on page 23:

“In the case of sale of an odd number of shares, the Company will round up the number of shares issued to the buyer: if an investor desires to buy an odd number of shares, three shares, for example, the actual price would be $0.075. However, due to the impossibility to pay one-half cent of a dollar, the company would charge for the price of 2 shares ($0.06) and would issue the 3 shares to the buyer.”

If we are unable to successfully . . ., page 13

3.

Please expand your response to prior comment 8 to tell us the basis for your statement on page 18 that you expect to experience continuous growth for the foreseeable future, as previously requested. We also note your response to prior comment 17. With a view toward clarified disclosure, please tell us the basis for your expectation as to when you will generate revenue after completion of this offering.

Response:

We have deleted the word ‘continuous’ and we have added to the risk factor on page 19:

“THE COMPANY MAY BE UNABLE TO MANAGE ITS FUTURE GROWTH

The company expects to experience growth for the foreseeable future, after we raise enough funds to start the implementation of our Plan of Operations. Its growth may place a significant strain on management, financial, operating and technical resources. Failure to manage this growth effectively could have a material adverse effect on the company’s financial condition or the results of its operations.”

On regards to our expectation as to when we will generate revenue, we have added the following information at the bottom of page 44:

“We expect to start generating revenue after the successful accomplishment of this step and the steps described above, considering that we can find and close a deal with a possible client.”

We have also amended the 2nd risk factor on page 13:

“IF WE ARE UNABLE TO SUCCESSFULLY MANAGE GROWTH, OUR OPERATIONS COULD BE ADVERSELY AFFECTED

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital and partial devotion from our management (currently, about 10 hours per week). Our ability to manage growth

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Email: info@coldcam.com

effectively will depend on our ability to improve and expand operations, including our financial condition and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

Our Company expects to start generating revenue only after successfully completing all the steps described in our Plan of Operations, considering that we can find and close a deal with a possible client. Our Plan of Operations is expected to be completed after a 12 month period starting upon the termination of this offering, granted that we have raised enough funds to do so.”

Estimated expenses . . ., page 20

4.

Your revisions in response to prior comment 10 state that the funds previously invested by your CEO “are being and will continue to be used to pay for such expenses,” which “expenses” appear to be those related to this offering and maintaining your reporting status. Please reconcile this statement with your disclosure that you intend to use the proceeds of this offering to pay those expenses and, if the proceeds are insufficient, your CEO will provide additional funds to maintain your reporting status. Please also revise the disclosure referenced in prior comment 22 consistent with any revisions you make in response to this comment.

Response:

We have disclosed, on the bottom of page 21 and we have also included the 2nd and 3rd paragraphs showed below on page 50, under the table:

“Mr. Kato will not be required to advance funds if we are able to raise enough funds through this offering.

 The funds invested by our president to acquire the shares he now holds have been used to pay for all the costs incurred to date and will be added to the funds (if any) received through this offering to be used for the development of our Business, pursuant to our Use of Proceeds and Plan of Operations.

According to our Use of Proceeds, we intend to prioritize the proceeds from this offering to first pay for expenses of this offering and ensure maintenance of reporting status for the next 12 months.”

Plan of Distribution, page 22

5.

We note your response to prior comment 11; however, it continues to appear that your document does not include the information required by Regulation S-K Item 201(a)(2)(ii). Specifically, please disclose the amount of your securities that could be sold pursuant to Rule 144 of the Securities Act. Please ensure that your revised disclosure addresses the limits of Rule 144(i) and the possible acquisition of shares in this offering by your affiliates. Please also ensure that your risk factors address any material impact on trading of your shares due to the number held by affiliates.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Response:

We have added this risk factor on page 18:

“FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

Our president holds 10,000,000 shares of our common stock. In the event the conditions of Rule 144 are met (see Plan of Distribution, page 22), sales of a substantial number of shares of common stock, including the sale of shares held by our President, in any public market after the closing of this offering would likely cause the market price of our common stock to decline.”

We have added the following on page 25:

“Holders of Our Common Stock

As of the date of this prospectus, the Company has no shareholder, other than its sole officer and Director, Mr. Kato. There are no other affiliates to the Company and Mr. Kato will not purchase any of the shares offered herein.

Currently, we have one (1) holder of record of our common stock, Mr. Kato. Mr. Kato owns 10,000,000 shares that would be subject to the resale restrictions of Rule 144. Under Rule 144(k), once Mr, Kato is no longer affiliate of the Company (as long as the holder has not been an affiliate during the three months prior to the sale) and has held the restricted securities for more than two years, such Mr. Kato could freely sell such securities without compliance. Affiliates, however, are not eligible to use Rule 144(k) and therefore must always comply with the applicable Rule 144 conditions for resales of their restricted and control securities.

 Rule 144 Shares

All of the presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act. Shares of common stock considered “restricted securities” may only be sold pursuant to an effective registration statement or an exemption from registration, if available.  Pursuant to Rule 144, one year must elapse from the time a “shell company,” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a shell company and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the

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Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, we are classified as a “shell company” under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act of 1933. As such, all restricted securities may not be resold in reliance on Rule 144 until: (1) we file Form 10 information with the SEC when we cease to be a “shell company”; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.”

Market Opportunity, page 26

6.

We note your revised disclosure in response to prior comment 13 regarding what you “believe” and that such statements represent your opinion. With a view toward disclosure, please tell us the basis for each of these opinions and beliefs, including any research you conducted into the opportunity you say exists for “higher end clients.” As one example only, please tell us how you determined that your product will enable “an overall energy saving from the unnecessary door openings.”

Response:

We have revised our ‘Market Opportunity’ section started on page 28:

“Market Opportunity

The Company believes that our intended product is attractive to the public, initially as a novelty product. More importantly our product will help conserve energy by minimizing refrigerator door use, because it is intended to take pictures of the refrigerator’s contents every time the door is opened and closed. Therefore, the pictures on the screen would always be from the actual contents in the fridge.

 Users usually open the refrigerator door just to see what is inside. Using our product, there will be no need to open the refrigerator door just to see what is inside, because there will be a current photo from the last time the refrigerator was opened. Also, with our product, the user will be able to keep the door opened for less time, as he or she will know the location of the products, as per the photo on the touchscreen.

Even with the power necessary for the hardware (cameras and touchscreen) and wires installed, we believe that it will have an overall energy saving from the unnecessary door openings. We have not conducted any research and we have no factual evidence that our product could actually save energy, but we plan on developing our prototype with this goal in mind.

The useful touch screen and the applications would keep us pertinent. Evidently, the installation of our product will likely raise the cost of the refrigerator; however, this product will

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be intended for higher end clients. There is no evidence or market research to support our belief that this product will be accepted and/or desired by any client, higher end or not.

Because of similarities in most refrigerators in the market today, we believe that our product can be a decisive factor when a consumer is choosing to buy a refrigerator, which would be very interesting to the refrigerator manufacturing companies.

These statements are based only on the company’s opinion and there is no research or study.to support any of these statements.”

Description of our Product, page 27

7.

We note your reference to “possible” licensing costs added in response to prior comment 14. Please clarify why you do not know whether such costs will be incurred by you. If, as you state in your disclosure, such costs will be paid by your customers, please revise to clarify the impact on the cost of refrigerators that incorporate your product. Also, if your customers will pay for such costs, it is unclear what rights you will be licensing to them. For example, if your customers obtain a license from a third party to use the technology incorporated in the camera system, what rights will you own and then license to your customer?

Response:

We have revised the 8th, 9th and 10th paragraphs on page 29:

“Our goal is to assemble a functional prototype using existing components and technologies. For this reason, it is expected that we will face some costs related to intellectual property rights and/or licensing costs from the equipment and parts used in our prototype for large manufacturing.

We do not expect to have to pay for licensing or for intellectual property rights costs for our prototype because we will not manufacture this product in large scale. Having to pay for licensing and for intellectual property rights would be responsibility of the refrigerator manufacturing company to which we would license our products, if we cannot pay for such expenses or negotiate an agreement based on future sale results with the license and intellectual property holder.

If we cannot pay for the licensing or intellectual property rights costs, we’d only own our to-be-developed software and the knowledge of how to assemble a functional system.”

Competitive Advantages, page 28

8.

 Please expand your response to prior comment 15 to disclose the basis, if any, you have for your opinion that you will have no direct competitors. For example, you say that “no data” supports it. Does that mean you have conducted no market research or does it mean the market research you conducted shows evidence contrary to what you claim? In

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Fax: 775-546-6003

Email: info@coldcam.com

this regard, it continues to be unclear why you believe refrigerators without your product will not compete directly with you.

Response:

We have amended the 2nd full paragraph on page 30:

“We believe that once we are able to start develop our product, we would have no direct competitors to our cameras and screen integration technology as we have no knowledge of any other similar product current in the market or under development. However, at the final utilization of our product, it would be competing against all the existing types and brands of refrigerators in the Market. These statements are solely based on the Company’s opinion and there is no data to support it, as no market research has been done.”

Plan of Operation, page 40

9.

We note your revisions in response to prior comments 18 and 19 and that the total expenses and respective allocations are “estimated.” Please expand to clarify how you estimated each of the expenses referenced in your disclosure, including how you determined the amounts you disclose will be sufficient to accomplish the objectives you mention. In this regard, we note your revisions regarding purchasing materials and equipment according to “the developer’s needs.” Since it appears from your disclosure that you have not yet hired the developer, it is unclear how you determined the expenses you note. Likewise, it also appears that you do not know how the “camera system” will look or operate or what materials and equipment will be needed. If so, please revise to state so directly.

Response:

We have added the 4th and 5th paragraphs on page 42:

“The expenses referenced herein, including the costs for the materials and equipment, were estimated based on the president’s personal expectations and it is not based in any market research or third party professional’s opinion. For this reason, there is no certainty that the amounts disclosed will be sufficient to accomplish the objectives listed herein.

Further, we do not know how our prototype will look or operate or what materials and equipment will be needed, as we have not yet hired or contacted any possible developer.”

10.

 Given your responses to our comments and existing disclosure regarding the current state of your operations and plan for future operations, please provide us your analysis as to how you concluded this offering is not subject to Rule 419 of Regulation C. Please cite all authority on which you rely. Please also include in your response a description of similar offerings or companies with which your affiliates and others assisting you in this offering have been involved.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Response:

We have disclosed the following on the bottom of page 10 and under the table on page 45:

“The Company believes this offering is not subjected to Rule 419 of Regulation C because: we are a development stage company that has a specific business plan and purpose and has no plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. All the proceeds from this offering will be used according to our Use of Proceeds.

There are no similar offerings or companies with which our president has been involved. There are no affiliates to the Company at this time and no one is assisting the president in this offering.”

Capital Resources and Liquidity, page 43

11.

We note your response to prior comment 3. Please reconcile your statement that your only source of cash at this time is investments by others in this offering with your disclosure that your CEO is committed to providing up to $15,000 to the company. Also reconcile your statement that your CEO is “committed” to providing such funds with your disclosure that no contract or written agreement is in place with your CEO. Please also tell us the reasons for the deletion from page 38.

Response:

We have deleted the phrase: “Our only source for cash at this time is investments by others in this offering.” from the 5th paragraph on page 45 because it misrepresents our current situation and the deletion does not affect our statements negatively.

We have also deleted the 7th paragraph on page 45, because there is more complete similar information three paragraphs below the deleted one: “…The Company’s sole officer and director, Mr. Kato has indicated that he is committed to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds are obtained by the Company. However, there is no contract in place or written agreement securing this agreement...”

We have reinstated the prior deleted statement from page 38 (now page 39), as we have deleted by mistake before.

Exhibit 5.1

12.

We note from the revisions in response to prior comment 23 that the “Registered Shares” are currently “fully paid and non-assessable.” Please ask counsel to revise, if true, that such shares will be fully paid and non-assessable only after they are offered and sold in

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Fax: 775-546-6003

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the manner described in your registration statement. Also, it continues to appear from the last clause in the second sentence of the penultimate paragraph that counsel is assuming no changes that would adversely affect the registrant’s ability to issue and deliver the shares or their validity. Please ask counsel to tell us why it believes such assumption is appropriate, or ask counsel to revise to eliminate it.

Response:

Our attorneys have provided a revised updated legal opinion.

/s/ Yonekatsu Kato

Yonekatsu Kato

President and Director

Cold Cam, Inc.

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Email: info@coldcam.com